Exhibit 21.1
Subsidiaries of the Company
     The following is a complete list of the direct and indirect subsidiaries of Arch Coal, Inc., a Delaware corporation, including their respective states of incorporation or organization, as of March 23, 2009:

Arch Western Resources, LLC (Delaware)	99%
Arch of Wyoming, LLC (Delaware)	100%
Arch Western Finance LLC (Delaware)	100%
Arch Western Bituminous Group LLC (Delaware)	100%
Canyon Fuel Company, LLC (Delaware)	65%
Mountain Coal Company, LLC (Delaware)	100%
Thunder Basin Coal Company, L.L.C. (Delaware)	100%
Triton Coal Company, LLC (Delaware)	100%